Filed by Kythera Biopharmaceuticals, Inc.

Commission File No. 001-35663

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Kythera Biopharmaceuticals, Inc.

Commission File No. 001-35663

Dear Dr [Last Name]:

We are looking forward to seeing you at the KYBELLA™ Educational Congress (KEC) Product Training Meeting, sponsored by KYTHERA Biopharmaceuticals, on June 26 — 28, 2015, in Miami, FL! By now you should have received your final confirmation letter that was sent to you on Friday, June 19.

You have likely heard the exciting news that Allergan has agreed to acquire KYTHERA! As we work towards the close of the announced acquisition, KYTHERA remains committed to our physician training—led launch plans for KYBELLA™, which includes a training program to educate physicians on the safe and proper use of KYBELLA™ and its approved indication. We are dedicated to the successful introduction of KYBELLA™ to the aesthetic market! As a participant in the upcoming KEC Product Training Meeting, you are an important part of our training efforts. We thank you for dedicating your time to participating in this program.

We look forward to your participation in the KEC Product Training Meeting!

Best regards,

Michele Bennett-Franklin

Senior Director, Professional Relations

KYTHERA Biopharmaceuticals

KYBELLA™ (deoxycholic acid) injection is indicated for improvement in the appearance of moderate to severe convexity or fullness associated with submental fat in adults.

The safe and effective use of KYBELLA for the treatment of subcutaneous fat outside the submental region has not been established and is not recommended.

Important Safety Information

KYBELLA should only be administered by a trained healthcare professional.

KYBELLA is contraindicated in the presence of infection at the injection sites.

Avoid injecting in proximity to vulnerable anatomic structures due to the increased risk of tissue damage.

Cases of marginal mandibular nerve injury, manifested as an asymmetric smile or facial muscle weakness, were reported during clinical trials. To avoid the potential for nerve injury, KYBELLA should not be injected into or in close proximity to the marginal mandibular branch of the facial nerve. All marginal mandibular nerve injuries reported from the trials resolved spontaneously (range 1-298 days, median 44 days).

Difficulty swallowing (dysphagia) occurred in the clinical trials in the setting of administration site reactions, e.g., pain, swelling, and induration of the submental area. Cases of dysphagia spontaneously resolved (range 1-81 days, median 3 days).  Subjects with current or prior history of dysphagia were excluded from clinical trials. Avoid use of KYBELLA in these patients as current or prior history of dysphagia may exacerbate the condition.

In clinical trials, 72% of subjects treated with KYBELLA experienced injection site hematoma/bruising. KYBELLA should be used with caution in patients with bleeding abnormalities or who are currently being treated with antiplatelet or anticoagulant therapy as excessive bleeding or bruising in the treatment area may occur.

To avoid the potential of tissue damage, KYBELLA should not be injected into or in close proximity (1-1.5 cm) to salivary glands, lymph nodes and muscles.

The most commonly reported adverse reactions in the pivotal clinical trials were: injection site edema/swelling, hematoma/bruising, pain, numbness, erythema, and induration.

For full Prescribing Information for KYBELLA™, click here.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed acquisition by Allergan of KYTHERA, Allergan will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of KYTHERA that also constitutes a prospectus of Allergan.  The definitive proxy statement/prospectus will be delivered to stockholders of KYTHERA.  INVESTORS AND SECURITY HOLDERS OF KYTHERA ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Allergan and KYTHERA through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at http://www.allergan.com or by contacting Allergan’s Investor Relations Department at (862) 261-7488.  Copies of the documents filed with the SEC by KYTHERA will be available free of charge on KYTHERA’s internet website at http://www.kythera.com or by contacting KYTHERA’s Investor Relations Department at (818) 587-4559.

Participants in the Merger Solicitation

Allergan, KYTHERA, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the KYTHERA stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about the directors and executive officers of KYTHERA is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 23, 2015 and certain of its Current Reports on Form 8-K.  Information about the directors and executive officers of Allergan is set forth in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015 and certain of its Current Reports on Form 8-K (such proxy statement and periodic public filings having been filed under the “Actavis plc” name).  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

KYTHERA Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of KYTHERA by Allergan. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the transaction will be completed, or if it is completed, that it will close within the anticipated time period. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect Allergan’s business, particularly those identified in the cautionary factors discussion in Allergan’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015.

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the Merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; the ability of KYBELLA™ to be a first-in-class submental contouring injectable drug; anticipated commercial availability of KYBELLA™ in June 2015; the ability of KYBELLA™ to be a less-invasive, non-surgical option for the treatment of submental fullness; expectations regarding KYTHERA’s longer-term strategy; as well as risks detailed from time to time in KYTHERA’s periodic public filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015. Such forward-looking statements involve substantial risks and uncertainties that could cause KYTHERA’s clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, KYTHERA’s substantial dependence on KYBELLA™, and other matters that could affect the availability or commercial potential of KYTHERA’s drug candidate. The forward-looking statements made herein speak only as of the date hereof. KYTHERA undertakes no obligation to update or revise any forward-looking statements.